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June 19, 2008

by EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E
Washington, DC 20549
Attn. Barbara C. Jacobs, Esq.

Re: SecureLogic Corp.
Preliminary Information Statement on Schedule 14C
Filed June 2, 2008
File No. 0-28099

Dear Ms. Jacobs:

On behalf of SecureLogic Corp. (the "Company"), we are responding to the comment made by the staff (the "Staff") of the Securities and Exchange Commission in your afore referenced letter dated June 18, 2008 with respect to the preliminary information statement (the "Information Statement") filed with the Commission on June 2, 2008. The information statement was filed pursuant to the requirements of Schedule 14C under the Securities Exchange Act of 1934.

We appreciate the opportunity to address your comments regarding the information materials. We have organized our response to the Staff's comments by setting forth the Staff's comments in italicized text followed by the response to the Staff's comments.

1. *"We note your response to comment one of our letter dated June 10, 2008. Please expand your disclosure to include a separately captioned section that discussed the pro forma adjustment required for your balance sheet and income statement as a result of the actions contemplated by the settlement agreement, as well as a discussion of what the company's balance sheet and income statement would look like after such adjustments"*

Company Response:

We have amended the filing and have added narrative text setting forth the pro-forma effect of the reversal of the 2005 acquisition on the Company's financial status.

At the end of the Question entitled: "What Will Happen to the Company's Assets" – the following text was added:

> "At such time the Company's only assets will be (i) $350,000; and (ii) four iScreen licenses (which will be granted to the Company at a later date) the exact monetary value of which is uncertain."

A new separately-captioned section entitled: "The Effect of the Transaction on the Company's Financial Status" was added as follows:

> "The Company's financial status prior to the implementation of the Settlement Agreement is reflected in the Company's Annual Report on Form 10-KSB for the year 2007 (attached as Exhibit A to this Information Statement) and the Company's Quarterly Report on Form 10-Q for Q1 2008 (attached as Exhibit B to this Information Statement).
>
> The implementation of the Settlement Agreement will result in the reversal of the acquisition made by the Company in 2005 and the reversion of the Company's assets and financial status to its position prior to this acquisition. At such time the Company will remain with no business and its sole assets will be (i) $350,000 (consisting of $250,000 in cash and $100,000 payable by promissory note by June 30, 2008) and (ii) four iScreen licenses (which will be granted to the Company at a later date) the exact monetary value of which is uncertain.
>
> Pursuant to the Settlement Agreement all of the Company's liabilities and obligations (with certain exceptions set forth above in the Section entitled "Assumption of Liabilities") will be assumed by NewCo.
>
> Due to the lack of business, the Company's income statement will not show any income following the implementation of the Settlement Agreement and the pro-forma balance sheet of the Company will show assets of $350,000 and no liabilities."

2. "*Please also provide SecureLogic Corp's financial information pursuant to Item 14(c)(1) of Schedule 14A. See Interpretation H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2000.*"

Company Response:

The Company has attached as Exhibits A and B, respectively, to the Information Statement the Company's annual report on form 10KSB, separately filed with the SEC on April 14, 2008 and the Company's quarterly report on form 10Q for Q1 2008, separately filed with the SEC on May 20, 2008.

As we informed the Staff in a telephone conversation, the Company will be filing a Definitive 14C Information Statement, incorporating the above changes and commence mailing the Information Statement.

Sincerely,

B. Strauss

Benjamin Strauss